UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December

Commission File Number 1-15096

Serono S.A.

(Translation of registrant’s name into English)

15 bis, Chemin des Mines
Case Postale 54
CH-1211 Geneva 20
Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SERONO S.A., COINSINS (VAUD)

The shareholders of SERONO S.A. are invited to an

EXTRAORDINARY GENERAL MEETING

Friday the 5th of January 2007 at the Palais de Beaulieu, Lausanne, Switzerland, Rome Room, at 5 p.m.

(doors open at 4 p.m.)

Agenda

1.                            Amendment of the company’s Articles of Association.

The Board of Directors proposes to amend the company’s Articles of Association as follows:

Article 1:

Current version	Proposed version

«There is hereby formed a company limited by shares named SERONO S.A., which is governed by the present Articles of Association and by Section XXVI of the Code of Obligations (also referred to hereinafter as “CO”).»

«There is hereby formed a company limited by shares named Merck Serono S.A., which is governed by the present Articles of Association and by Section XXVI of the Code of Obligations (also referred to hereinafter as “CO”).»

Article 6.5:

Current version	Proposed version

Article 6.5, first paragraph

«The transfer of registered shares is subject to approval by the company. The Board of Directors has the power to grant such approval. It may delegate this power to the Executive Committee. The request for authorisation shall include a declaration whereby the person acquiring the shares certifies that they are being acquired in its own name and for his/her own account. The company shall inform the applicant whether the transfer has been approved or rejected.»

Article 6.5, first paragraph

«The transfer of registered shares is subject to approval by the company. The Board of Directors has the power to grant such approval. The request for authorisation shall include a declaration whereby the person acquiring the shares certifies that such shares are being acquired in his/her own name and for his/her own account. The company shall inform the applicant whether the transfer has been approved or rejected.»

Article 6.5, paragraph 7 «After hearing the persons concerned, the	Article 6.5, paragraph 7 «After hearing the persons concerned, the

Board of Directors, or the Executive Committee by delegation of the Board of Directors, may cancel, with retroactive effect, any entries made in the share register on the basis of false declarations.»

Article 6.5, paragraph 9

«The registered shares may not be used by way of pledge, guarantee or security in any form whatsoever, save with the express prior authorisation of the Board of Directors, which is free to give or not to give reasons for its decision. The Board of Directors may delegate this power to the Executive Committee.»

Board of Directors, may cancel, with retroactive effect, any entries made in the share register on the basis of false declarations.»

Article 6.5, paragraph 9

«The registered shares may not be used by way of pledge, guarantee or security in any form whatsoever, save with the express prior authorisation of the Board of Directors, which is free to give or not to give reasons for its decision.»

Article 20.1:

Current version	Proposed version

«The Board of Directors shall consist of at least five and at most ten members, chosen from among the shareholders and appointed by the General Meeting.»	«The Board of Directors shall consist of one or more members who must be shareholders or representatives of legal entities or business associations that are shareholders.»

Article 20.2:

Current version	Proposed version

“The majority of the members of the Board of Directors must be Swiss nationals domiciled in Switzerland, unless the company obtains a derogation from this rule in accordance with Article 708 Paragraph 1 CO.»

Canceled

Article 23.1:

Current version	Proposed version

«The resolutions of the Board of Directors shall be adopted by a majority of the members present, provided that they form a majority of the Board of Directors and that a majority of the members of the Executive Committee is present.»

«The resolutions of the Board of Directors shall be adopted by a majority of the members present, provided that they form a majority of the Board of Directors.

Article 25.4:

Current version	Proposed version

«At least one member of the Board of Directors, domiciled in Switzerland, must have authority to represent the company.».	Canceled

Article 27:

Current version	Proposed version

«Section C The Executive Committee Article 27 27.1. The Board of Directors shall appoint from among its members an Executive Committee of at least three and at most five members. 27.2. The Board shall appoint the members of the Executive Committee at the proposal of the chairman. A vice-chairman shall be appointed to replace the chairman if he/she is prevented from acting. 27.3. The chairman must be a member of the Executive Committee. 27.4. The powers of the Executive Committee shall be defined in the Rules of Procedure of the company.»

Canceled

The Articles following the deleted Article 27 and the relevant sections of the Articles of Association will be renumbered accordingly.

2.                            Election

The Board of Directors proposes to elect Dr. Michael Becker, Mr. Elmar Schnee, Mr. Joseph Dubacher, Dr. Axel von Wietersheim, Mr. Peter Bohnenblust, Mr. Carlo Lombardini and Mr. Philippe Tischhauser to the Board of Directors until the next Annual General Meeting of the company.

Admission cards to the Extraordinary General Meeting

Holders of registered shares will receive their invitation and the admission card to the General Meeting by mail at the address found in the share register.

Holders of bearer shares who wish to attend the Extraordinary General Meeting or to be represented are invited to obtain their admission cards and voting cards before December 22, 2006 from the depositary banks, against freezing of their shares at the bank until the end of the Extraordinary General Meeting.  The depositary banks will send the request for admission cards and voting cards to the following address: “Extraordinary General Meeting of Serono S.A., 5 January 2007” c/o SAG SIS Aktienregister AG, Baslerstrasse 90, CH-4609 Olten, No. Téléfax +41 (0)62 205 39 71.

Representation at the Extraordinary General Meeting

Shareholders may be represented at the Extraordinary General Meeting by a third party via a proxy on the admission cards.

In addition, each shareholder may be represented:

•                       By his or her bank as depositary representative, or

•                       By Me Franco Del Pero, Public Notary in Morges, Switzerland (address: Ancienne Douane, Pl. du Port, 1110 Morges), as Independent Representative within the meaning of article 689c CO.

Proxies sent to the company signed in blank will be passed to the Independent Representative.  In the absence of voting instructions, voting rights shall be exercised in favour of the proposal of the Board of Directors.

Depositary representatives of shares within the meaning of article 689d CO are requested to notify as soon as possible, but no later than 4th of January 2007, 17:00 (Swiss Time) to the attention of Mr. Marc Funk (egm@serono.com), how many depositary shares the representative represents for purpose of the Extraordinary General Meeting.  Establishments subject to “The Federal Law on Banks and Savings” of November 8, 1934 and professional asset managers are qualified to be depositary representatives.

The minutes of the decisions taken by the Extraordinary General Meeting will be available to the shareholders for inspection at the Serono S.A. management office as from 1 February 2007.

Coinsins, 27 November 2006	SERONO S.A.

For the Board of Directors

Chairman : Georges Muller

Secretary : François Naef

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SERONO S.A.,
a Swiss corporation
(Registrant)

Date	December 1, 2006	By: /s/ Stuart Grant
Name: Stuart Grant
Title: Chief Financial Officer